DIRECT DIAL (650) 470-3130 DIRECT FAX (650) 798-6510 EMAIL ADDRESS Michael.Mies@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 ________ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com

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December 18, 2020

VIA EDGAR

Todd K. Schiffman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Bright Lights Acquisition Corp.

Registration Statement on Form S-1

Submitted October 14, 2020

CIK No. 0001827328

Dear Mr. Schiffman:

Set forth below is the response of Bright Lights Acquisition Corp. (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 9, 2020, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001827328, confidentially submitted to the Commission on October 14, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, we are publicly filing the amended Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

U.S. Securities and Exchange Commission

December 18, 2020

Draft Registration Statement on Form S-1 filed October 14, 2020
Competitive Advantages and Business Strategy, page 3

1. Please revise the disclosure here and on page 73 to clarify what relationship or involvement that the company, the sponsor or any member of your executive team have with the celebrities and companies you identify and the transactions and investments you describe, or clarify that you have no such relationship or involvement. In this context, please also clarify that the stock appreciation and valuations you attribute to celebrity involvement with Weight Watchers, Papa John's and other identified companies may not be representative of any stock appreciation or valuation that may or may not result from your initial business combination. In this regard, we note disclosure in your risk factor entitled "Past performance of our management team . . ." on page 41.

RESPONSE: The Company advises to Staff that it included responsive disclosures on page 3 and page 76 of the Amendment.

*   *   *

Please contact me at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael Mies
Michael Mies

cc:	Bright Lights Acquisition Corp.
Hahn Lee

cc:	Paul Hastings LLP
Frank Lopez and Jonathan Ko